Christopher E. Howard
One Monument Square Portland, ME 04101
207-791-1335 voice 207-791-1350 fax choward@pierceatwood.com
pierceatwood.com

June 4, 2007

VIA EDGAR

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Advanced Cell Technology, Inc.—SEC File No. 333-140265

Dear Mr. Riedler:

        We are counsel to Advanced Cell Technology, Inc., a Delaware corporation (the "Company"). This correspondence is being filed in response to comments contained in your letter of May 25, 2007 relating to Amendment No. 1 to the Registration Statement on Form SB-2 (File No. 333-140265) of the Company (the "Registration Statement"). These comments, and the responses on behalf of the Company to these comments, are set forth below. Please note that we are supplementally sending to you the applicable sections of the Registration Statement referenced herein marked to indicate the changes made to such sections of the Registration Statement as filed with the Commission on April 6, 2007.

Cover Page

1.    Your cover page states that the prospectus relates to the resale of up to 13,516,367 shares of common stock underlying (i) convertible debentures issued in 2006, (ii) common stock purchase warrants issued in 2006, (iii) common stock purchase warrants issued to a broker-dealer as commissions paid, (iv) convertible debentures issued in 2005, and (v) common stock purchase warrants issued in 2005. According to this statement the total number of shares being registered relating to the September 2005 and September 2006 Financings is 13,516,367. However, the disclosure of the "Dollar Value of Underlying Securities Registered for Resale in this Prospectus" appears to indicate that you are registering 13,516,367 shares relating to the September 2006 financing and an additional 9,685,326 shares relating to the September 2005 financing. Please revise your registration statement to clarify.

        Attached as Appendix A is our revision to the tables appearing at page 32 showing the inclusion of 20,397,296 shares of common stock that we previously registered for resale in Registration Statement No. 333-129019, which was filed on October 14, 2005, originally declared effective October 28, 2005, and subsequently amended. Pursuant to Rule 429 of the Securities Act of 1933, as amended, we are filing a combined prospectus which relates to, and shall act, upon effectiveness, as a post-effective amendment to Registration Statement No. 333-129019 for all shares registered thereunder.

2.    If the shares previously registered pursuant to Registration Statement No. 333-129019 are the shares underlying the convertible debentures issued in the September 2005 financing, please explain the discrepancy between the 20,397,296 shares included in this prospectus and the 9,685,326 shares included in the September 2005 Financing Table on page 32.

        We have revised our September 2005 Financing table on page 32 (attached as Appendix A) to include all shares registered pursuant to Registration Statement No. 333-129019. The 9,685,326 shares constitute the total shares underlying the 2005 Debentures as of the original date of sale at the initial conversion price of $2.30. In addition to the shares underlying the 2005 Debentures, we registered for resale pursuant to Registration Statement No. 333-129019 an additional 6,004,902 shares issuable upon the exercise of the 2005 Warrants and, in accordance with our contractual obligations, an additional 4,707,068 shares issuable upon conversion of the 2005 Debentures and exercise of the 2005 Warrants.

Dollar Value of Underlying Securities Registered for Resale in this Prospectus, page 32

3.    We note the footnote stating that the number of common shares underlying the 2005 debentures does not include the number of shares registered for resale in excess of the actual number of shares underlying the 2005 debentures, in accordance with your contractual obligations. If you are referring to your obligation to register 130% of the securities underlying the debentures, we believe these excess shares should be included in the table.

        We have revised our September 2005 Financing table on page 32 (attached as Appendix A) to include these excess shares, as well as shares underlying the 2005 Warrants, registered pursuant to Registration Statement No. 333-129019.

4.    The footnote following the September 2006 Financing is confusing as it states that the shares included in the September 2006 Financing table include shares available for resale upon conversion and/or redemption of the 2005 Debentures. However, it appears that these shares are also available in the September 2005 Financing table. Please explain.

        We have deleted the footnote in question. The tables appearing at page 32 (attached as Appendix A), as revised in this response, accurately state the dollar value of underlying securities registered for resale.

Potential Profits on Conversion of 2005 Debentures and 2006 Debentures, page 34

5.    Please revise the September 2005 Financing Table to use the amended conversion price and the market price on the date of the amendment. Similarly, revise the table in "total Potential Profit from other Securities" to use the amended exercise price and the market price on the date of the amendment.

        The requested revisions have been made. The revised tables are attached as Appendix B.

Comparison of Registered Shares to Outstanding Shares, page 41

6.    The column titled "Number of Shares of Common Stock Registered for Resale by Selling Security Holders or Affiliates of Selling Security Holders Still Held by the Same" should include the shares that were registered for the selling shareholder in prior registration statements, as disclosed in the column titled "Number of Shares of Common Stock Registered for Resale by Selling Security Holders or Affiliates of Selling Security Holders in Prior Registration Statements," that are still held by the selling security holders. Therefore, since there were no shares of common stock registered for these selling security holders prior to the September 2005 Financing, it is unclear how the number of shares held could be any number other than 0 for the table relating to the September 2005 Financing. Similarly, the column titled "Number of Shares of Common Stock Sold in Registered Resale Transactions by Selling Security Holders or Affiliates of Selling Security Holders" should be 0 for the September 2005 Financing. Please revise accordingly.

        The requested revisions have been made. We have also made conforming changes to the same table relating to the September 2006 financing. The revised tables are attached as Appendix C.

7.    Additionally, the shares included in September 2005 Financing table and the September 2006 Financing table under the column titled "Number of Common Shares Registered for Resale by Selling Security Holders or Affiliates of Selling Security Holders Still Held by the Same" should include shares of common stock underlying any outstanding convertible securities, options or warrants. Please revise your tables accordingly.

        Per your telephone message on May 29, 2007, no response to this comment is required.

Method of Determining the Number of Shares Registered in this Prospectus, page 45

8.    We note your revised disclosure but believe that it merely states a floor rather than how the number of shares to be registered was determined. For example, we note the registration rights agreement filed as an exhibit to your September 19, 2005 Form 8-K required that you register 130% of the shares underlying the debentures. Please revise to provide more information as to how you determined the number of shares to be registered.

        The following language has been included at page 45 of the Prospectus more clearly explaining the number of shares registered in the Prospectus:

  The number of shares registered under this registration statement is determined by totaling the number of shares underlying the 2006 Debentures (38,129,340) plus the number of shares underlying the 2006 Warrants (23,640,191), but not in excess of 30% of our issued and outstanding common stock (less shares held by our affiliates) as of January 26, 2007, which amount is 13,516,367 shares.

        In connection with the foregoing responses, we have been authorized by the Company to inform you that the Company acknowledges the following:

  •
  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

  •
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to a filing; and

  •
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing responses adequately address your comments and are helpful to you in your review of the Registration Statement.

Please do not hesitate to contact us with any questions you may have.

Sincerely,

/s/ Christopher E. Howard
Christopher E. Howard

cc:
Ms. Mary Fraser, Esq.
Ms. Suzanne Hayes, Esq.
Mr. William M. Caldwell, IV
Mr. Jonathan F. Atzen, Esq.

Appendix A

Dollar Value of Underlying Securities Registered for Resale in this Prospectus

        The total dollar value of the shares of common stock underlying the securities issued in connection with the September 2005 financing and the September 2006 financing that we have registered for resale (using the number of underlying securities that we have registered for resale and the market price per share for those securities on January 11, 2007, the closing date of the amendment to the September 2005 financing documents, and September 6, 2006, the closing date of the September 2006 financing, respectively) are as follows:

September 2005 Financing

Shares of Common Stock Registered for Resale Underlying Debentures and Warrants:	20,397,296
Market Price per Share of Common Stock on January 11, 2007:	$0.86
Dollar Value of Underlying Securities:	$17,541,674

September 2006 Financing

Shares of Common Stock Registered for Resale Underlying Debentures and Warrants:	13,516,367
Market Price per Share of Common Stock on September 6, 2006:	$0.81
Dollar Value of Underlying Securities:	$10,948,257

Appendix B

Potential Profits on Conversion of 2005 Debentures

September 2005 Financing

Selling Security Holder	Market Price per Share of Common Stock on Closing Date of Amendment(1)	Conversion Price of 2005 Debentures(1)	Total Possible Shares Underlying 2005 Debentures(2)	Combined Market Price of Shares Underlying 2005 Debentures	Combined Conversion Price of Shares Underlying 2005 Debentures	Total Possible Discount to Market Price(3)
Newberg Family Trust UTD 12/18/90	$0.86	$0.90	697,222	$599,611	$627,500	$(27,889)
JMB Capital Partners, LP	$0.86	$0.90	2,091,667	$1,798,833	$1,882,500	$(83,667)
Jay Goldman Master Limited Partnership	$0.86	$0.90	2,091,667	$1,798,833	$1,882,500	$(83,667)
CAMOFI Master LDC	$0.86	$0.90	1,394,444	$1,199,222	$1,255,000	$(55,778)
Shapiro Family Trust Dated September 25, 1989	$0.86	$0.90	278,889	$239,844	$251,000	$(11,156)
G. Tyler Runnels or Jasmine Niklas Runnels TTEES The Runnels Family Trust dtd 1-11-2000	$0.86	$0.90	209,167	$179,883	$188,250	$(8,367)
High Tide, LLC	$0.86	$0.90	209,167	$179,883	$188,250	$(8,367)
JMG Triton Offshore Fund, Ltd.	$0.86	$0.90	1,394,444	$1,199,222	$1,255,000	$(55,778)
JMG Capital Partners, LP	$0.86	$0.90	1,394,444	$1,199,222	$1,255,000	$(55,778)
Cranshire Capital, LP	$0.86	$0.90	418,333	$359,767	$376,500	$(16,733)
MM & B Holdings, a California general partnership	$0.86	$0.90	1,394,444	$1,199,222	$1,255,000	$(55,778)
JGB Capital, LP	$0.86	$0.90	1,045,833	$899,417	$941,250	$(41,833)
Bristol Investment Fund, Ltd.	$0.86	$0.90	2,788,889	$2,398,444	$2,510,000	$(111,556)
Overbrook Fund I, LLC	$0.86	$0.90	278,889	$239,844	$251,000	$(11,156)
Portside Growth and Opportunity Fund	$0.86	$0.90	697,222	$599,611	$627,500	$(27,889)
Rockmore Investment Master Fund Ltd.	$0.86	$0.90	0	$—	$—	$—
Omicron Master Trust	$0.86	$0.90	1,394,444	$1,199,222	$1,255,000	$(55,778)
Smithfield Fiduciary, LLC	$0.86	$0.90	697,222	$599,611	$627,500	$(27,889)
Alpha Capital	$0.86	$0.90	697,222	$599,611	$627,500	$(27,889)
Midsummer Investment, Ltd.	$0.86	$0.90	1,115,556	$959,378	$1,004,000	$(44,622)
Bushido Capital Master Fund, LP	$0.86	$0.90	348,611	$299,806	$313,750	$(13,944)
John A. Kryzanowski	$0.86	$0.90	557,778	$479,689	$502,000	$(22,311)
DAFNA LifeScience, Ltd.	$0.86	$0.90	348,611	$299,806	$313,750	$(13,944)
Whalehaven Capital Fund Limited	$0.86	$0.90	1,045,833	$899,417	$941,250	$(41,833)
Stonestreet, LP	$0.86	$0.90	348,611	$299,806	$313,750	$(13,944)
Anthem Ventures Fund, LP	$0.86	$0.90	1,394,444	$1,199,222	$1,255,000	$(55,778)
Evan S. Malik	$0.86	$0.90	69,722	$59,961	$62,750	$(2,789)
Gamma Opportunity Fund Capital Partners LP Class A	$0.86	$0.90	174,306	$149,903	$156,875	$(6,972)
Gamma Opportunity Fund Capital Partners LP Class C	$0.86	$0.90	174,306	$149,903	$156,875	$(6,972)
T.R. Winston & Company LLC	$0.86	$0.90	0	$—	$—	$—

Total			24,751,389	$21,286,194	$22,276,250	$(990,056)

(1)
In connection with an amendment to the 2005 Debenture financing documents executed on January 11, 2007, the conversion price of the 2005 Debentures was reduced from $2.30 to $0.90.

(2)
This amount was calculated based upon (i) the outstanding face amount of the 2005 Debentures on the original date of sale and (ii) the amended conversion price of the 2005 Debentures. However, as of the date of the amendment to the 2005 Debentures, only $6,892,865 of the 2005 Debentures remained outstanding, resulting in a total of 7,678,738 shares underlying the 2005 Debentures at a conversion price of $0.90, as of such date.

(3)
This amount does not include Original Issue Discount.

Total Potential Profit from Other Securities

September 2005 Financing

Selling Security Holder	Market Price per Share of Common Stock on Closing Date of Amendment(1)	Exercise Price of 2005 Warrants(1)	Total Possible Shares Underlying 2005 Warrants(2)	Combined Market Price of Shares Underlying 2005 Warrants	Combined Conversion Price of Shares Underlying 2005 Warrants	Total Possible Discount to Market Price(3)
Newberg Family Trust UTD 12/18/90	$0.86	$0.95	136,413	$117,315	$129,592	$(12,277)
JMB Capital Partners, LP	$0.86	$0.95	409,239	$351,946	$388,777	$(36,832)
Jay Goldman Master Limited Partnership	$0.86	$0.95	409,239	$351,946	$388,777	$(36,832)
CAMOFI Master LDC	$0.86	$0.95	272,826	$234,630	$259,185	$(24,554)
Shapiro Family Trust Dated September 25, 1989	$0.86	$0.95	54,565	$46,926	$51,837	$(4,911)
G. Tyler Runnels or Jasmine Niklas Runnels TTEES The Runnels Family Trust dtd 1-11-2000	$0.86	$0.95	40,924	$35,195	$38,878	$(3,683)
High Tide, LLC	$0.86	$0.95	40,924	$35,195	$38,878	$(3,683)
JMG Triton Offshore Fund, Ltd.	$0.86	$0.95	272,826	$234,630	$259,185	$(24,554)
JMG Capital Partners, LP	$0.86	$0.95	272,826	$234,630	$259,185	$(24,554)
Cranshire Capital, LP	$0.86	$0.95	81,848	$70,389	$77,756	$(7,366)
MM & B Holdings, a California general partnership	$0.86	$0.95	272,826	$234,630	$259,185	$(24,554)
JGB Capital, LP	$0.86	$0.95	204,620	$175,973	$194,389	$(18,416)
Bristol Investment Fund, Ltd.	$0.86	$0.95	545,652	$469,261	$518,369	$(49,109)
Overbrook Fund I, LLC	$0.86	$0.95	54,565	$46,926	$51,837	$(4,911)
Portside Growth and Opportunity Fund	$0.86	$0.95	136,413	$117,315	$129,592	$(12,277)
Rockmore Investment Master Fund Ltd.	$0.86	$0.95	0	$—	$—	$—
Omicron Master Trust	$0.86	$0.95	272,826	$234,630	$259,185	$(24,554)
Smithfield Fiduciary, LLC	$0.86	$0.95	136,413	$117,315	$129,592	$(12,277)
Alpha Capital	$0.86	$0.95	136,413	$117,315	$129,592	$(12,277)
Midsummer Investment, Ltd.	$0.86	$0.95	218,261	$187,704	$207,348	$(19,643)
Bushido Capital Master Fund, LP	$0.86	$0.95	68,207	$58,658	$64,797	$(6,139)
John A. Kryzanowski	$0.86	$0.95	109,130	$93,852	$103,674	$(9,822)
DAFNA LifeScience, Ltd.	$0.86	$0.95	165,132	$142,014	$156,875	$(14,862)
Whalehaven Capital Fund Limited	$0.86	$0.95	495,395	$426,040	$470,625	$(44,586)
Stonestreet, LP	$0.86	$0.95	165,132	$142,014	$156,875	$(14,862)
Anthem Ventures Fund, LP	$0.86	$0.95	660,526	$568,052	$627,500	$(59,447)
Evan S. Malik	$0.86	$0.95	33,026	$28,402	$31,375	$(2,972)
Gamma Opportunity Fund Capital Partners LP Class A	$0.86	$0.95	82,566	$71,007	$78,438	$(7,431)
Gamma Opportunity Fund Capital Partners LP Class C	$0.86	$0.95	82,567	$71,008	$78,439	$(7,431)
T.R. Winston & Company, LLC	$0.86	$0.95	1,162,239	$999,526	$1,104,127	$(104,602)

Total			6,993,539	$6,014,444	$6,643,862	$(629,419)

(1)
In connection with an amendment to the 2005 Debenture financing documents executed on January 11, 2007, the exercise price of the 2005 Warrants was reduced from $2.53 to $0.95.

(2)
This amount reflects the total possible shares underlying the 2005 Warrants on the original date of issuance. However, in connection with the warrant repricing in August 2006, warrants to purchase 4,541,672 shares of common stock were exercised, and replacement warrants to purchase 4,541,672 shares of common stock were issued. Therefore, as of the date of the amendment to the 2005 Warrants, the number of shares underlying outstanding 2005 Warrants totalled only 2,451,867 shares. Disclosure regarding possible profit to be realized on the Replacement Warrants is provided in the table entitled "Replacement Warrants" appearing at page 38.

(3)
Given that the exercise price for each of the warrants identified in this table is in excess of the market price on the date of issuance, all of the warrants identified herein are "out-of-the-money" and therefore have a negative value ascribed to them.

Appendix C
September 2005 Financing

Selling Security Holder	Number of Shares of Common Stock Outstanding Prior to September 2005 Financing Held by Persons Other than Selling Security Holders, Affiliates of the Company, or Affiliates of Selling Security Holders	Number of Shares of Common Stock Registered for Resale by Selling Security Holders or Affiliates of Selling Security Holders Prior to the September 2005 Financing	Number of Shares of Common Stock Registered for Resale by Selling Security Holders or Affiliates of Selling Security Holders in Prior Registration Statements Still Held by the Same(1)	Number of Shares of Common Stock Sold in Registered Resale Transactions by Selling Security Holders or Affiliates of Selling Security Holders Prior to the September 2005 Financing	Number of Shares of Common Stock Registered for Resale on behalf of Selling Security Holders or Affiliates of Selling Security Holders in September 2005 Financing
Newberg Family Trust UTD 12/18/90	20,359,574	0	0	0	532,011
JMB Capital Partners, LP	20,359,574	0	0	0	1,596,033
Jay Goldman Master Limited Partnership	20,359,574	0	0	0	1,596,033
CAMOFI Master LDC	20,359,574	0	0	0	1,064,022
Shapiro Family Trust Dated September 25, 1989	20,359,574	0	0	0	212,803
G. Tyler Runnels or Jasmine Niklas Runnels TTEES The Runnels Family Trust dtd 1-11-2000	20,359,574	0	0	0	159,603
High Tide, LLC	20,359,574	0	0	0	159,603
JMG Triton Offshore Fund, Ltd.	20,359,574	0	0	0	1,064,022
JMG Capital Partners, LP	20,359,574	0	0	0	1,064,022
Cranshire Capital, LP	20,359,574	0	0	0	319,207
MM & B Holdings, a California general partnership	20,359,574	0	0	0	1,064,022
JGB Capital, LP	20,359,574	0	0	0	798,016
Bristol Investment Fund, Ltd.	20,359,574	0	0	0	2,128,043
Overbrook Fund I, LLC	20,359,574	0	0	0	212,804
Portside Growth and Opportunity Fund	20,359,574	0	0	0	1,052,874
Rockmore Investment Master Fund Ltd.	20,359,574	0	0	0	327,904
Omicron Master Trust	20,359,574	0	0	0	215,255
Smithfield Fiduciary, LLC	20,359,574	0	0	0	532,011
Alpha Capital	20,359,574	0	0	0	532,011
Midsummer Investment, Ltd.	20,359,574	0	0	0	851,217
Bushido Capital Master Fund, LP	20,359,574	0	0	0	266,005
John A. Kryzanowski	20,359,574	0	0	0	425,609
DAFNA LifeScience, Ltd.	20,359,574	0	0	0	266,005
Whalehaven Capital Fund Limited	20,359,574	0	0	0	798,016
Stonestreet, LP	20,359,574	0	0	0	266,005
Anthem Ventures Fund, LP	20,359,574	0	0	0	1,064,022
Evan S. Malik	20,359,574	0	0	0	53,201
Gamma Opportunity Fund Capital Partners LP Class A	20,359,574	0	0	0	133,003
Gamma Opportunity Fund Capital Partners LP Class C	20,359,574	0	0	0	133,003
T.R. Winston & Company, LLC	20,359,574	0	0	0	1,510,911

(1)
This amount does not include shares of common stock underlying any outstanding convertible securities, options, or warrants.

September 2006 Financing

Selling Security Holder	Number of Shares of Common Stock Outstanding Prior to September 2006 Financing Held by Persons Other than Selling Security Holders, Affiliates of the Company, or Affiliates of Selling Security Holders	Number of Shares of Common Stock Registered for Resale by Selling Security Holders or Affiliates of Selling Security Holders Prior to the September 2006 Financing	Number of Shares of Common Stock Registered for Resale by Selling Security Holders or Affiliates of Selling Security Holders Still Held by the Same(1)	Number of Shares of Common Stock Sold in Registered Resale Transactions by Selling Security Holders or Affiliates of Selling Security Holders	Number of Shares of Common Stock Registered for Resale on behalf of Selling Security Holders or Affiliates of Selling Security Holders in September 2006 Financing
Newberg Family Trust UTD 12/18/90	24,864,043	532,011	29,881	493,035	396,115
JMB Capital Partners, LP	24,864,043	1,596,033	0	1,596,033	959,086
Jay Goldman Master Limited Partnership	24,864,043	1,596,033	89,643	854,192	1,188,345
CAMOFI Master LDC	24,864,043	1,064,022	135,425	928,777	772,333
Shapiro Family Trust Dated September 25, 1989	24,864,043	212,804	205,283	0	158,446
G. Tyler Runnels or Jasmine Niklas Runnels TTEES The Runnels Family Trust dtd 1-11-2000	24,864,043	159,603	0	126,059	95,113
High Tide, LLC	24,864,043	159,603	0	126,059	95,113
JMG Triton Offshore Fund, Ltd.	24,864,043	1,064,022	5,081	1,058,941	682,800
JMG Capital Partners, LP	24,864,043	1,064,022	62,043	1,001,979	712,644
Cranshire Capital, LP	24,864,043	319,207	0	319,207	237,669
MM & B Holdings, a California general partnership	24,864,043	1,064,022	0	1,064,022	657,816
JGB Capital, LP	24,864,043	798,016	0	312,363	310,921
Bristol Investment Fund, Ltd.	24,864,043	2,128,043	0	2,059,589	1,588,646
Overbrook Fund I, LLC	24,864,043	212,804	0	78,961	158,446
Portside Growth and Opportunity Fund	24,864,043	1,052,874	0	919,188	811,201
Rockmore Investment Master Fund Ltd.	24,864,043	327,904	0	327,904	253,607
Omicron Master Trust	24,864,043	215,255	0	28,851	25,054
Smithfield Fiduciary, LLC	24,864,043	532,011	0	395,236	396,115
Alpha Capital	24,864,043	532,011	0	371,990	317,044
Midsummer Investment, Ltd.	24,864,043	851,217	35,035	300,129	633,784
Bushido Capital Master Fund, LP	24,864,043	266,005	48,440	75,420	198,058
John A. Kryzanowski	24,864,043	425,609	375,502	35,066	316,892
DAFNA LifeScience, Ltd.	24,864,043	266,005	0	265,976	100,521
Whalehaven Capital Fund Limited	24,864,043	798,016	0	245,261	589,159
Stonestreet, LP	24,864,043	266,005	0	22,153	51,749
Anthem Ventures Fund, LP	24,864,043	1,064,022	240,920	77,833	792,230
Evan S. Malik	24,864,043	53,201	34,556	0	39,612
Gamma Opportunity Fund Capital Partners LP Class A	24,864,043	133,003	0	18,881	79,261
Gamma Opportunity Fund Capital Partners LP Class C	24,864,043	133,004	0	18,881	79,261
T.R. Winston & Company, LLC	24,864,043	1,510,911	0	0	819,326

(1)
This amount does not include shares of common stock underlying any outstanding convertible securities, options, or warrants.